Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THREE MONTHS ENDED APRIL 30, 2015
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

ITEM 1.1	DATE AND INTRODUCTION

This Management Discussion and Analysis was prepared as of June 26, 2015 and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with both the condensed interim financial statements and notes for the three months ended April 30, 2015 and the audited financial statements and notes for the year ended January 31, 2015. It focuses on events and activities that affected the Company during the three months ended April 30, 2015 and to the date of this report.

The financial information contained herein complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company changed its name to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted on OTC:BB in the United States under the symbol ROUGF and now, effective this date, have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At April 30, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31and April 30, 2014 – 44,633,171) of which 1,894,800 shares were held in escrow, subject to release following regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We now hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario, called the Dotted Lake Property, which includes the 2 Lampson Lake claims acquired under the now completed option agreement dated April 30, 2010 and completion of our claims reduction and reconfiguration plan.

We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

ITEM 1.2	OVERALL OPERATING PERFORMANCE

During the three months ended April 30, 2015, the Company reported a net loss of $39,364 compared to a net loss of $40,584 for the same period last year. In addition, we spent $7,000 on our exploration and evaluation assets related to our claims reduction and reconfiguration plan on The Dotted Lake Property. This plan was motivated by continuation of the challenging economic circumstances faced by junior mineral exploration companies over the last few years.

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the three months ended April 30, 2015 and year ended January 31, 2015:

	North-Central Ontario		Total for three	Total for year
		Lampson	months ended	ended
	Dotted Lake	Lake mining	April 30,	January 31,
	mining claims	claims	2015	2015
	$	$	$	$

Property acquisition costs
Balance, beginning	4,400	59,213	63,613	74,140
Expenditures	7,000	-	7,000	16,900
Impairment				(27,427)
Balance, ending	11,400	59,213	70,613	63,613

Exploration and evaluation costs
Balance, beginning	213,728	-	213,728	216,867
Additions
Field and camp costs				-
Geological consulting and reporting				-
Geo-referencing
Project administration				934
Soil sample analysis				-
Impairment				(4,073)
	-	-	-	(3,139)
Balance, ending	213,728	-	213,728	213,728

Total balance, ending	225,128	59,213	284,341	277,341

We now hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property which includes the 2 Lampson Lake claims acquired under the now completed option agreement dated April 10, 2010.

The Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

Primarily due to continuing uncertainty in the market conditions of the junior mining exploration sector, the Company started a claims reduction and reconfiguration plan on its Dotted Lake Property and adjacent Lampson Lake Property during the year ended January 31, 2015 which was substantially completed during the first quarter ended April 30, 2015. The plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased. Plan implementation included payment of $4,400 during the year ended January 31, 2015 and $7,000 during the quarter ended April 30, 2015. The Company recorded a related impairment charge of $31,500 during year ended January 31, 2015.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

ITEM 1.3	SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the three months ended April 30, 2015 and 2014 with comparative figures as at and for the year ended January 31, 2015:

	April 30, 2015	April 30, 2014	January 31, 2015
FINANCIAL POSITION
Total Assets	$294,556	$378,869	$286,149
Total Liabilities	235,240	134,225	187,469
Deficit	(3,947,631)	(3,762,303)	(3,908,267)

OPERATIONS
Total Revenues	Nil	Nil	Nil
Net Loss	(39,364)	(40,584)	(186,548)
Loss per share	(0.00)	(0.00)	(0.00)

ITEM 1.4	RESULTS OF OPERATIONS FOR THREE MONTHS ENDED APRIL 30, 2015

The following table summarizes results of operations for the three months ended April 30, 2015 and 2014 with comparative figures for the year ended January 31, 2015:

	Three	Three	Year
	months ended	months ended	ended
	April 30,	April 30, 2014	January 31, 2015
	2015		(audited)
Expenses
Amortization	$67	$95	$380
Consulting fees	-	-	1,600
Interest expense	832	52	737
Management fees	15,000	15,000	60,000
Office admin and travel	11,862	14,283	52,909
Professional fees	4,993	4,500	20,731
Transfer agent and filing fees	6,610	6,654	18,691

Loss before other item	$(39,364)	$(40,584)	$(155,048)
Other item
Impairment of exploration and evaluation assets		-	(31,500)

Net loss	$(39,364)	$(40,584)	$(186,548)

Loss per share – basic and diluted	$(0.00)	$(0.00)	$(0.01)
Weighted average number of shares outstanding – basic and diluted	44,633,171	44,633,171	44,633,171

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

Revenue

The Company is a junior mineral exploration company and has not generated any revenues since inception.

Net loss

The Company reported a net loss of $39,364 for three months ended April 30, 2015 compared to last year of $40,584. This $1,220 decrease in loss resulted from the following:

-	$28 decrease in amortization of equipment
-	$780 increase in interest expense related to increase in related party payables
-	$2,421 decrease in office administration and travel expenses due to lower cost of doing business.
-	$493 increase in professional services
-	$44 decrease in transfer agent and filing fees

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Apr. 30 15	Jan. 31 15	Oct. 31 14	July 31 14	Apr. 30 14	Jan. 31 14	Oct. 31 13	July 31 13
Total revenues	Nil	Nil	Nil		Nil	Nil	Nil
Net Loss	($39,364)	($75,502)	($35,926)	($34,536)	($40,584)	($62,627)	($41,982)	($47,429)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)
Operating cash flow (Deficiency)	($39,843)	($34,734)	($35,776)	($35,769)	($46,012)	($47,102)	($42,345)	($60,411)

Our net losses are fairly consistent from quarter to quarter being comprised mainly of management services, professional services, office administration and transfer agent & filing fees. However, due to year-end audit adjustments, the 4th quarters ended January 31, 2015 and 2014 show higher losses than average.

ITEM 1.6	LIQUIDITY

The following table summarizes the Company’s working capital position as at April 30, 2015 and 2014 with comparative figures as at year ended January 31, 2015:

	As at		As at
Working Capital	April 30, 2015	April 30, 2014	January 31, 2015

Current assets	$2,494	$67,289	$1,020
Current liabilities	(235,240)	(134,225)	(187,469)

Working capital (deficiency)	$(232,746)	$(66,936)	$(186,449)

During three months ended April 30, 2015, working capital deficiency increased to $232,746 from $186,449 as at January 31, 2015. This $46,297 increase was due to current operating expenses and final payment on the claims reduction and reconfiguration plan.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

The current assets as at April 30, 2015 included cash of $925 (January 31, 2015 - $271) and GST receivable of $1,569 (January 31, 2015 - $749). The current liabilities as at April 30, 2015 included $67,258 of trade payables, accrued liabilities and loan payable (January 31, 2015 - $66,984), and $167,982 of related party payables (January 31, 2015 - $120,485).

The following table summarizes cash flows for three months ended April 30, 2015 and 2014 with comparative figures for year ended January 31, 2015:

Cash Flows	Three Months Ended April 30,		Year Ended
	2015	2014	January 31, 2014

Net cash used in operating activities	$(39,843)	$(46,012)	$(152,291)
Net cash used in investing activities	(7,000)	(12,500)	(17,834)
Net cash provided by financing activities	47,497	27,911	73,930

Increase (decrease) in cash	$654	$(30,601)	$(96,195)

Cash, beginning	271	96,466	96,466

Cash, end	$925	$65,865	$271

At April 30, 2015, the Company’s cash position was $925 compared to $271 at January 31, 2015. The $654 increase in cash for three months ended April 30, 2015 (“2015 period”) and the $30,601 decrease in cash for same period last year (“2014 period”) resulted from the following cash flow activities:

(i)	Net cash used in operating activities of $39,843 in the 2015 period and $46,012 in the 2014 period was due in both periods to on-going operating losses and changes in non- cash working capital items.

(ii)

Net cash used in investing activities of $7,000 in the 2015 period and $12,500 in the 2014 period was due in both periods to expenditures regarding completion of the claim reduction and reconfiguration plan in the 2015 period and final scheduled payment on the exclusive option agreement to purchase the Lampson Lake Property in the 2014 period.

(iii)	Net cash provided by financing activities of $47,497 in the 2015 period and $27,911 in the 2014 period was due exclusively to funding of operating expenses and capital expenditures by related parties.

ITEM 1.7	CAPITAL RESOURCES

Share Capital

Authorized share capital
The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital
As at April 30, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2015 and April 30, 2014 – 44,633,171) of which 1,894,800 shares were held in escrow, subject to release following regulatory approval.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

No shares were issued during the three months ended April 30, 2015.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for three months ended April 30, 2015 was based on the net loss attributable to common shareholders of $39,364 (April 30, 2014 - $40,584) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2015 and April 30, 2014 – 44,533,171). Diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At April 30, 2015, there were no stock options outstanding.

Share purchase warrants
At April 30, 2015, there were no share purchase warrants outstanding.

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although there were two private placements completed during year ended January 31, 2013, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as gold, silver and molybdenum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

ITEM 1.9	TRANSACTIONS WITH RELATED PARTIES

Related party payables included in the Statement of Financial Position as at April 30, 2015 and 2014 with comparative figures at year ended January 31, 2015 are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Payable to Company directors and companies controlled by directors	167,982	74,466	120,485

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with its directors or companies controlled by its directors during the periods ended as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Consulting fees	-	-	1,600
Management services	15,000	15,000	60,000
Office rent	7,500	7,500	30,000
Professional services	2,815	1,500	8,113

	25,315	24,000	99,713

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2016

Not applicable at this time.

ITEM 1.11	SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing material at this time.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation
These interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and
-	classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

ITEM 1.13	CHANGES IN ACCOUNTING POLICIES

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

New standard IFRS 15 “Revenue from Contracts with Customers”

This new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted.

The Company has not early adopted these standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Classification of financial instruments
Financial assets included in the Statement of Financial Position are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Fair value through profit and loss:
Cash and cash equivalents	925	65,865	271
Credit card security deposit	6,900	6,900	6,900
	7,825	72,765	7,171

Other financial liabilities included in the Statement of Financial Position are as follows:

	April 30,	April 30,	January 31,
	2015	2014	2015
	$	$	$
Non-derivative financial liabilities:
Trade payables	15,782	1,843	16,943
Loan payable	39,676	39,676	39,676
Related party payables	167,982	74,466	120,485
	223,440	115,985	177,104

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts included in the Statement of Financial Position.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2015

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.